Exhibit 99.2

Q3 FY26 Results:

LuxExperience Group reports positive Adjusted EBITDA profitability for the second consecutive quarter, confirming full fiscal year 2026 guidance as transformation plan is fully on track

KEY HIGHLIGHTS FOR THE THIRD QUARTER ENDED MARCH 31, 2026

•	Stable top-line development of LuxExperience Group with reported Net Sales at €618.4 million[1] stable +0.0% on a constant currency basis (-5.2% reported) vs. Q3 FY 25 despite geopolitical headwinds in Q3 FY26

•	Second consecutive quarter of Adjusted EBITDA profitability on Group level with an Adjusted EBITDA margin of +0.9% in Q3 FY26

•	Results confirm our full FY26 guidance, and medium-targets of €4bn Net Sales and 7-9% Adjusted EBITDA margin

•	Strong Net Sales Growth for Mytheresa of +9.9% on a constant currency basis to reported €256.0 million (+5.6% reported) with Adjusted EBITDA increasing +50.4% vs. Q3 FY 25 to a 5.5% Adjusted EBITDA margin

•	Clear impact of transformation plan with Group Adjusted SG&A cost ratio decreasing by 360bps from 21.9% in Q1 and 19.1% in Q2 to now 18.3% in Q3 FY26

•	Strong Cash position and balance sheet: Cash and cash investments of €436.1 million and balance sheet debt-free at the end of Q3 FY26

MUNICH, Germany (May 19, 2026) – LuxExperience B.V. (NYSE:LUXE) (the “Company”), today announced its financial results for its third quarter of fiscal year 2026 ended March 31, 2026. The leading luxury multi-brand digital platform reported continued profitability on adjusted EBITDA level for the second consecutive quarter with significant improvements on many KPIs across all three business segments underlining the successful execution of our transformation plan.

Mytheresa business continues to outpace the market in terms of growth and further improved its profitability despite geopolitical headwinds in March. NET-A-PORTER and MR PORTER show further improvements driven by the new strategic focus on customer service, full-price selling and cost discipline. Our strategy of focusing on the healthy core of the YOOX business and the good progress in implementing a leaner operating model continues to show clear improvements for YOOX.

Michael Kliger, Chief Executive Officer of LuxExperience, said, “We are very pleased with the results of the third quarter. LuxExperience achieved positive Adjusted EBITDA profitability as a Group for the second consecutive quarter and significant improvements on many KPIs across all three business segments underline the successful execution of our transformation plan.”

Kliger continued, “Mytheresa achieved strong profitable growth despite geopolitical headwinds in March. NET-A-PORTER and MR PORTER as well as YOOX showed further sequential improvements, fully in line with our ongoing transformation plan for both segments. We are fully on track to achieve our guided results for the full fiscal year 2026. LuxExperience is the clear digital multi-brand leader for luxury enthusiasts globally, and we are perfectly positioned to benefit from the sustained growth of digital luxury and the ongoing consolidation within the sector.”

LUXEXPERIENCE FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER ENDED MARCH 31, 2026 (illustrative)

Amounts in € million are reported figures unless stated otherwise

•	Stable Net Sales of +0.0% ex-FX (-5.2% reported) compared to the prior year quarter at reported €618.4 million

•	GMV growth of +0.3% ex-FX (-4.9% reported) compared to the prior year quarter at reported €653.7 million

•	Group Adjusted SG&A cost ratio decreasing by 360bps from 21.9% in Q1 and 19.1% in Q2 to now 18.3% in Q3 FY26

•	Second consecutive quarter with positive Adjusted EBITDA of €5.7 million with an Adjusted EBITDA margin of +0.9%

•	Strong cash position with cash and cash investments of €436.1 million and balance sheet debt-free

LUXURY | MYTHERESA FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER ENDED MARCH 31, 2026
Amounts in € million are reported figures unless stated otherwise

•	Net Sales increase of +9.9% ex-FX (+5.6% reported) year over year to reported €256.0 million

•	GMV growth of +11.3% ex-FX (+7.0% reported) year over year to reported €279.6 million

•	Gross Profit margin of 47.1%, an increase of 240bps year over year

•	Strong Adjusted EBITDA growth of +50.4% at €14.1 million vs. €9.3 million in Q3 FY25 and an Adjusted EBITDA margin of 5.5% in Q3 FY26 as compared to 3.9% in the prior year period

LUXURY | NAP & MRP FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER ENDED MARCH 31, 2026 (illustrative)

Amounts in € million are reported figures unless stated otherwise

•	Net Sales decrease of -5.1% ex-FX (-11.7% reported) year over year to reported €231.6 million

•	GMV decrease of -5.2% ex-FX (-11.8% reported) year over year to reported €243.4 million

•	Strong increase in Gross Profit margin by 700bps to 48.5% in Q3 FY26 as compared to 41.6% in Q3 FY25

•	Only slightly negative Adjusted EBITDA of -€1.1 million in Q3 FY26 with an Adjusted EBITDA margin of -0.5% as compared to -1.7% in the prior year period

OFF-PRICE | YOOX FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER ENDED MARCH 31, 2026 (illustrative)

Amounts in € million are reported figures unless stated otherwise

•	Net Sales decrease of -7.4% ex-FX (-11.4% reported) year over year to reported €130.7 million

•	GMV decline of -8.9% ex-FX (-12.9% reported) year over year to reported €130.7 million

•	Strong increase in Gross Profit margin by 620bps to 37.5% in Q3 FY26 as compared to 31.3% in the prior year period

•	Significant improvement in Adjusted EBITDA with -€7.2 million in Q3 FY26 with an Adjusted EBITDA margin of -5.5% as compared to -17.3% in Q3 FY25

LUXURY | MYTHERESA KEY BUSINESS HIGHLIGHTS

•	Launch of exclusive capsule collections and pre-launches in collaboration with Alaia, Balenciaga, Bottega Veneta, Chloe, Gucci, Loewe, Saint Laurent, Phoebe Philo and many more

•	Impactful top customer events and “money-can’t-buy” experiences, including Khaite in New York, Gianvito Rossi in Florence, and an industry cocktail in Shanghai

•	Stable GMV per top customer of -1.5% but increase of top customer numbers of +18.6% in Q3 FY26 and increase in Average Order Value (AOV) LTM to €847, a 12.5% (reported) increase vs. Q3 FY25

•	Industry-leading Net Promoter Score of 86.8 in Q3 FY26, up 80bps vs. the prior year period

LUXURY | NAP & MRP KEY BUSINESS HIGHLIGHTS(1)

•	NET-A-PORTER and MR PORTER driving customer engagement through uniquely engaging editorial content and unique EIP experiences

•	NET-A-PORTER hosted an exclusive three-day winter experience for VIPs, tastemakers and EIPs in the newly opened One & Only resort in Big Sky, Montana, a dinner with Willy Chavarria to celebrate NYFW and a private tour of Jonathan Anderson´s brand-new JW boutique during LFW; launch of The Spring Summer 26 Campaign ‘Le Virage’, celebrating the new season´s key fashion with over 64m global media reach

•	MR PORTER featured Hollywood icons Jon Hamm and Kit Harington in the MR PORTER Journal; Jon Hamm's story reached 2.4m views on IG; Video story about Danish brand NN07 reached 5m views; hosting global EIP events such as a 2-day immersive style suite in Hong Kong, a dinner with George Cleverley in Miami and an intimate lunch with Paul Smith in London; launch of a 48-piece exclusive capsule with Brunello Cucinelli

•	Stable GMV per top customer of -1.4% and increase in Average Order Value (AOV) LTM to €865 in Q3 FY26, a 7.9% (reported) increase vs. Q3 FY25

•	Net Promoter Score significantly up 890bps to now 68.1 in Q3 FY26

OFF-PRICE | YOOX KEY BUSINESS HIGHLIGHTS(1)

•	YOOX revealing a new visual identity & tone of voice, driving strong early media resonance

•	Key cultural moments including Milan Fashion Week, Milan Design Week and Berlinale in Berlin leveraged to create memorable experiences by YOOX signaling the brand’s rebirth

•	Growth in GMV per top customer of +1.3% and increase in Average Order Value (AOV) LTM to €247, a 1.7% (reported) increase vs. Q3 FY25

•	Net Promoter Score of 48.8 in Q3 FY26 significantly up vs. 36.1 LY

(1) Comparative periods to April 23, 2025 are shown on an illustrative basis

GROUP KEY BUSINESS HIGHLIGHTS

•	Partial workforce reduction in connection with the transformation plan across several sites completed

•	On track process of commerce platform migration for NET-A-PORTER and MR PORTER

•	Separation of ex-YNAP Luxury and Off-price businesses almost fully completed

•	Sale of the assets powering THE OUTNET successfully completed

Sale of assets powering the outnet

On April 30, 2026, LuxExperience B.V. successfully closed the sale of the set of assets powering THE OUTNET platform to The O Group LLC (which has been renamed The Outnet Operations US, LLC). The completion of the transaction follows the binding agreement announced on October 31, 2025 and the fulfillment of all conditions, including receipt of all unconditional approvals from the relevant regulatory authorities.

CONFIRMED Guidance

For the full fiscal year ending June 30, 2026, we confirm our guidance for the top- and bottom-line:

•	GMV €2.5 billion to €2.7 billion and

•	an Adjusted EBITDA margin between -1% to +1%

The foregoing forward-looking statements reflect LuxExperience’s expectations as of today's date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. LuxExperience does not intend to update its forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

CONFERENCE CALL AND WEBCAST INFORMATION

LuxExperience expects to release third quarter of fiscal year 2026 financial results before the U.S. market open on May 19, 2026. A conference call to discuss its results will follow at 8:00am Eastern Time that same day.

Event: LuxExperience Third Quarter Fiscal Year 2026 Earnings Conference Call

Event Date: May 19, 2026

Event Time: 8:00am ET

Webcast: Please follow the link

A webcast replay will be available on LuxExperience’s investor relations website at investors.luxexperience.com

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to financing activities; future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

The risk that the completed YNAP acquisition and the post-acquisition integration could have an adverse effect on the ability of YNAP to retain customers and retain and hire key personnel and maintain relationships with their brand partners and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of YNAP and Mytheresa, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; LuxExperience’s ability to effectively compete in a highly competitive industry; LuxExperience’s ability to respond to consumer demands, spending and tastes; foreign currency exchange rate fluctuations; general economic conditions, including economic conditions resulting from deteriorating geopolitical and macroeconomic conditions, such as the recent global trade war, that may adversely impact consumer demand; The ongoing conflict involving Iran and the related disruption to shipping through the Straight of Hormuz, and their effects on energy prices, supply chain costs, and heightened macroeconomic uncertainty that may adversely affect consumer confidence and spending; LuxExperience’s ability to acquire new customers and retain existing customers; consumers of luxury products may not choose to shop online in sufficient numbers; the volatility and difficulty in predicting the luxury fashion industry; LuxExperience’s reliance on consumer discretionary spending; and LuxExperience’s ability to maintain average order levels and other factors.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the Form 20-F filed on October 30, 2025. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.luxexperience.com.

The acquisition of YOOX Net-A-Porter Group S.p.A. (“YNAP”) (together with its subsidiaries, “YNAP Sub-Group”) by LuxExperience was completed on April 23, 2025 ("YNAP Acquisition"). The results of YNAP are included within the consolidated financial statements of LuxExperience for the period beginning on the date of the acquisition through the end of the respective period presented and the results of Mytheresa are included for the entirety of all periods presented.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

Our non-IFRS financial measures include:

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net loss before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude the recognition/release of extraordinary inventory write down, foreign exchange gains and losses arising on intercompany balances, other transaction-related, certain legal and other expenses, share-based compensation expense, and one-off Intercompany recharges. Adjusted EBITDA Margin is a non-IFRS financial measure which is calculated in relation to net sales.

•	Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

•	Gross Merchandise Value (GMV) and Net Sales Growth on a constant currency basis (ex-FX) are non-IFRS financial measures that are calculated by translating current period financial data at the prior year average exchange rates applicable to the local currency in which the transactions are denominated, including effects from hedge accounting. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effect. These calculations do not include any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.

•	Illustrative key operating and financial metrics by segment are non-IFRS financial measures that we present by segment for each period and were prepared by combining the historical standalone statements of operations for each of legacy YNAP and Mytheresa. These measures are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or consolidated financial condition would have been had the acquisition actually occurred on the date indicated, nor do they purport to project the future consolidated results of operations or consolidated financial condition for any future period or as of any future date. In addition, these measures have not been prepared in accordance with Article 11 of Regulation S-X.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

SEGMENT REALIGNMENT

Beginning with the first quarter ended September 30, 2025, LuxExperience has realigned its reportable segments to correspond with changes to its operating model to reflect its new management structure and organizational responsibilities following the acquisition of YNAP. As further described herein, LuxExperience's three reportable segments are: Luxury | Mytheresa, Luxury | NAP & MRP, and Off-price | YOOX. THE OUTNET is classified as “discontinued operations” and is no longer considered part of LuxExperience’s core financial performance.

ABOUT LUXEXPERIENCE

LuxExperience is the leading digital, multi-brand luxury group and the online shopping destination for luxury enthusiasts worldwide. LuxExperience operates a portfolio of some of the most distinguished store brands in digital luxury and creates communities for luxury enthusiasts with unique digital and physical experiences. Mytheresa, NET-A-PORTER and MR PORTER, jointly comprising the luxury segments of LuxExperience, offer highly curated edits of the most prestigious luxury brands across the world, featuring womenswear, menswear, kidswear, fine jewelry & watches, and lifestyle products. YOOX, which forms the off-price segment of LuxExperience, is the leading destination for multi-brand off-season online luxury shopping. The NYSE listed group operates worldwide.

For more information, please visit https://investors.luxexperience.com.

Investor Relations Contact LuxExperience B.V. Stefanie Muenz phone: +49 89 127695-1919 email: investors@luxexperience.com	Media Contact for business press LuxExperience B.V. Lisa Schulz mobile: +49 151 11216490 email: lisa.schulz@luxexperience.com

Source: LuxExperience B.V.

LuxExperience B.V.

Illustrative key operating and financial metrics by segment for the three months and nine months ended March 31, 2025 and 2026

The following illustrative segment information for Luxury | Mytheresa, Luxury | NAP & MRP and Off-Price | YOOX is presented as if these segments had been included in LuxExperience Group’s management reporting for the three months and nine months ended March 31, 2025. These segments were not presented in the Company’s unaudited quarterly report for the three and nine months ended March 31, 2025 as the YNAP Group was subsequently acquired on April 23, 2025, and therefore was not owned by the Company during the prior year comparative period presented. The following segment information should not be viewed as a substitute for LuxExperience Group’s segment reporting. Further, the segment information presented here is not necessarily indicative of LuxExperience Group’s results to be expected for any future periods.

THE OUTNET, which was previously managed and monitored as a separate major line of business within the Off-Price segment, has been classified as a discontinued operation in accordance with IFRS 5 for the three and nine months ended March 31, 2026. Accordingly, financial performance for this period has been excluded from the Off-Price segment and is reported separately within discontinued operations. Further information on THE OUTNET and the related discontinued operations presentation can be found in Note 9 within the notes to the financial statements.

The following table shows our operating and financial metrics for Luxury | Mytheresa segment for the three months and nine months ended March 31, 2025 and 2026. For the periods presented, these figures represent actual results and are not illustrative in nature.

	Three Months Ended				Nine Months Ended
(in millions) (unaudited)	March 31, 2025	March 31, 2026	Change in % / BPs		March 31, 2025	March 31, 2026	Change in % / BPs
Gross Merchandise Value (GMV) (1)	261.3	279.6	7.0%		722.6	794.3	9.9%
Active customer (LTM in thousands) (1), (2)	837	774	(7.5)%		837	774	(7.5)%
Total orders shipped (LTM in thousands) (1), (2)	2,055	1,982	(3.6)%		2,055	1,982	(3.6)%
Average order value (LTM) (2)	753	847	12.5%		753	847	12.5%
Net sales	242.5	256.0	5.6%		667.2	725.1	8.7%
Gross profit	108.5	120.7	11.2%		310.7	348.6	12.2%
Gross profit margin(3)	44.8%	47.1%	240	BPs	46.6%	48.1%	150	BPs
Adjusted EBITDA(4)	9.3	14.1	50.4%		28.4	44.5	56.6%
Adjusted EBITDA margin(3)	3.9%	5.5%	160	BPs	4.3%	6.1%	190	BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 36 in our quarterly report.
(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	As a percentage of net sales.
(4)	EBITDA and adjusted EBITDA are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 36 in our quarterly report.

The following table illustrates operating and financial metrics for Luxury | NAP & MRP segment for the three and nine months ended March 31, 2025 and 2026. For the three and nine months ended March 31, 2026, these figures represent actual results and for the three and nine months ended March 31, 2025, these figures are illustrative in nature.

	Three Months Ended				Nine Months Ended
(in millions) (unaudited)	March 31, 2025	March 31, 2026	Change in % / BPs		March 31, 2025	March 31, 2026	Change in % / BPs
Gross Merchandise Value (GMV) (1)	276.0	243.4	(11.8)%		823.9	758.6	(7.9)%
Active customer (LTM in thousands) (1), (2)	982	818	(16.7)%		982	818	(16.7)%
Total orders shipped (LTM in thousands) (1), (2)	2,604	2,227	(14.5)%		2,604	2,227	(14.5)%
Average order value (LTM) (2)	802	865	7.9%		802	865	7.9%
Net sales	262.4	231.6	(11.7)%		780.1	721.0	(7.6)%
Gross profit	109.1	112.4	3.0%		349.1	341.0	(2.3)%
Gross profit margin(3)	41.6%	48.5%	700	BPs	44.8%	47.3%	250	BPs
Adjusted EBITDA(4)	(4.5)	(1.1)	(74.9)%		5.1	(13.4)	(364.3)%
Adjusted EBITDA margin(3)	(1.7)%	(0.5)%	120	BPs	0.6%	(1.9)%	(250	)BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 36 in our quarterly report.
(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	As a percentage of net sales.
(4)	EBITDA and adjusted EBITDA are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 36 in our quarterly report.

The following table illustrates operating and financial metrics for Off-Price | YOOX segment for the three and nine months ended March 31, 2025 and 2026. For the three and nine months ended March 31, 2026, these figures represent actual results and for the three and nine months ended March 31, 2025, these figures are illustrative in nature.

	Three Months Ended				Nine Months Ended
(in millions) (unaudited)	March 31, 2025	March 31, 2026	Change in % / BPs		March 31, 2025	March 31, 2026	Change in % / BPs
Gross Merchandise Value (GMV) (1)	150.0	130.7	(12.9)%		440.2	374.6	(14.9)%
Active customer (LTM in thousands) (1), (2)	1,255	1,064	(15.2)%		1,255	1,064	(15.2)%
Total orders shipped (LTM in thousands) (1), (2)	3,403	2,837	(16.6)%		3,403	2,837	(16.6)%
Average order value (LTM) (2)	243	247	1.7%		243	247	1.7%
Net sales	147.5	130.7	(11.4)%		424.9	374.6	(11.9)%
Gross profit	46.2	49.0	6.1%		154.7	145.7	(5.8)%
Gross profit margin(3)	31.3%	37.5%	620	BPs	36.4%	38.9%	250	BPs
Adjusted EBITDA(4)	(25.6)	(7.2)	(71.7)%		(55.3)	(33.8)	(38.9)%
Adjusted EBITDA margin(3)	(17.3)%	(5.5)%	1,180	BPs	(13.0)%	(9.0)%	400	BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 36 in our quarterly report.
(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	As a percentage of net sales.
(4)	EBITDA and adjusted EBITDA are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 36 in our quarterly report.

The following tables include comparative illustrative segment information for the three and nine months ended March 31, 2025. For the three and nine months ended March 31, 2025, the amounts reflect actual results for the Luxury | Mytheresa segment and illustrative information for the Luxury | NAP & MRP and Off-Price | YOOX segments.

	Three months ended March 31, 2025
	Luxury	Luxury NAP	Off-Price	Total Segments
(in € millions) (unaudited)	Mytheresa	&MRP(6)	YOOX	excl. Other	Other(3)	Aggregated
Net sales	242.5	262.4	147.5	652.4	36.9	689.3
Cost of sales, exclusive of depreciation and amortization	(134.0)	(153.3)	(101.3)	(388.6)	(39.3)	(427.9)
Gross profit	108.5	109.1	46.2	263.8	(2.3)	261.4
Shipping and payment cost	(36.6)	(30.5)	(22.0)	(89.2)	(2.0)	(91.2)
Marketing expenses	(26.5)	(20.7)	(7.6)	(54.8)	(0.5)	(55.2)
Selling, general and administrative expenses	(34.0)	(56.0)	(37.1)	(127.1)	(6.1)	(133.2)
Other income (expense), net	(2.0)	(6.4)	(5.0)	(13.4)	2.8	(10.6)
Segment EBITDA	9.3	(4.5)	(25.6)	(20.7)	(8.1)	(28.8)

	Nine months ended March 31, 2025
	Luxury	Luxury NAP	Off-Price	Total Segments
(in € millions) (unaudited)	Mytheresa	&MRP(6)	YOOX	excl. Other	Other(3)	Aggregated
Net sales	667.2	780.1	424.9	1,872.3	130.9	2,003.1
Cost of sales, exclusive of depreciation and amortization	(356.5)	(431.0)	(270.2)	(1,057.7)	(124.8)	(1,182.5)
Gross profit	310.7	349.1	154.7	814.6	6.0	820.6
Shipping and payment cost	(99.6)	(96.0)	(67.9)	(263.5)	(10.7)	(274.2)
Marketing expenses	(81.6)	(63.4)	(27.2)	(172.2)	(4.2)	(176.4)
Selling, general and administrative expenses	(98.1)	(179.8)	(111.0)	(389.0)	(25.1)	(414.1)
Other income (expense), net	(2.9)	(4.9)	(3.9)	(11.8)	6.9	(4.9)
Segment EBITDA	28.4	5.1	(55.3)	(21.8)	(27.1)	(48.9)

The following tables include comparative segment information for the three and nine months ended March 31, 2026.

	Three months ended March 31, 2026
	Luxury	Luxury NAP	Off-Price	Total Segments		Reconciliation
(in € millions) (unaudited)	Mytheresa	& MRP	YOOX	excl. Other	Other (3)	(1)(2)(4)(5)	Consolidated
Net sales	256.0	231.6	130.7	618.4	0.1	-	618.5
Cost of sales, exclusive of depreciation and amortization	(135.3)	(119.2)	(81.7)	(336.3)	(0.9)	-	(337.1)
Gross profit	120.7	112.4	49.0	282.1	(0.8)	-	281.3
Shipping and payment cost (1)	(46.1)	(35.5)	(21.0)	(102.7)	-	(0.2)	(102.9)
Marketing expenses	(27.0)	(24.5)	(7.9)	(59.4)	-	-	(59.4)
Selling, general and administrative expenses (1), (2)	(34.1)	(57.0)	(28.7)	(119.9)	-	(11.3)	(131.2)
Other income (expense), net (1), (5)	0.7	3.5	1.5	5.6	-	(4.4)	1.2
Segment EBITDA	14.1	(1.1)	(7.2)	5.7	(0.8)	(16.0)	(11.0)

	Nine months ended March 31, 2026
	Luxury	Luxury NAP	Off-Price	Total Segments		Reconciliation
(in € millions) (unaudited)	Mytheresa	& MRP	YOOX	excl. Other	Other (3)	(1)(2)(4)(5)	Consolidated
Net sales	725.1	721.0	374.6	1,820.6	21.1	(2.9)	1,838.9
Cost of sales, exclusive of depreciation and amortization	(376.5)	(380.0)	(228.9)	(985.3)	(15.6)	2.9	(998.1)
Gross profit	348.6	341.0	145.7	835.3	5.5	-	840.8
Shipping and payment cost (1)	(123.4)	(102.7)	(58.1)	(284.2)	(2.0)	(3.9)	(290.1)
Marketing expenses	(84.0)	(64.7)	(22.5)	(171.3)	-	-	(171.3)
Selling, general and administrative expenses (1), (2)	(97.1)	(185.1)	(97.3)	(379.6)	(1.5)	(69.4)	(450.5)
Other income (expense), net (1), (5)	0.4	(1.8)	(1.6)	(2.9)	0.9	(6.9)	(9.0)
Segment EBITDA	44.5	(13.4)	(33.8)	(2.7)	2.8	(80.2)	(80.1)

(1)	Other transaction-related, certain legal and other expenses include professional fees (including advisory and accounting fees) related to potential transactions, as well as certain legal and other expenses incurred outside the ordinary course of business. For the three and nine months ended March 31, 2026, expenses of €6,607 thousand and €59,909 thousand, respectively, were incurred and are reflected in the reconciliation column. These amounts have been excluded from Segment EBITDA and primarily impact Shipping and payment costs, Selling, general and administrative expenses, and Other income (expense), net.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the related expense is recognized over the applicable vesting periods. Management adjusts Segment EBITDA to exclude share-based compensation expense, as it is not considered indicative of the Group’s underlying operating performance. For the three and nine months ended March 31, 2026, share-based compensation expense amounted to €4,950 thousand and €11,954 thousand, respectively, and is reflected in the reconciliation column, primarily within Selling, general and administrative expenses.

(3)	Represents Online Flagship Stores (“OFS”) and Feng-Mao (“FM”) businesses being wound down.

(4)	During the three and nine months ended March 31, 2026, intercompany sales of €0 and €2,858 thousand, respectively, were included in Net sales, with corresponding amounts included in Cost of sales, exclusive of depreciation and amortization. As these intercompany transactions are eliminated on consolidation, the related amounts are reflected in the reconciliation column.

(5)	Includes foreign exchange gains and losses arising on intercompany balances, recorded in Other income (expense), net. These amounts are excluded from Segment EBITDA, as they reflect increased foreign exchange volatility on intra-group cash balances. The adjustment represents a foreign exchange loss of €4,404 thousand for the three months ended March 31, 2026 and a foreign exchange loss of €8,318 thousand for the nine months ended March 31, 2026.

(6)	For the prior comparative periods, the results for the Luxury | NAP & MRP segment for the three and nine months ended March 31, 2025 exclude the impact of €25.9 million and €35.0 million inventory write-up adjustments recognized prior to the acquisition, which, if included, would have reduced cost of sales and increased segment EBITDA by these amounts, respectively.

The following tables set forth the reconciliations of net loss to EBITDA to adjusted EBITDA, and their corresponding margins as a percentage of net sales.

	Three Months Ended March 31,				Nine Months Ended March 31,
(in millions) (unaudited)	2025	2026	Change in %		2025	2026	Change in %
Net loss from continuing operations	(5.5)	(31.2)	467%		(33.7)	(131.7)	291%
Finance (income) costs, net	1.0	0.0	(96)%		4.1	3.5	(15)%
Income tax expense (benefit)	(0.9)	1.4	(258)%		(8.4)	4.4	(152)%
Depreciation, amortization and impairment losses	3.9	18.7	381%		14.9	43.8	194%
EBITDA	(1.5)	(11.0)	632%		(23.1)	(80.1)	247%
Other transaction-related, certain legal and other expenses(1)	7.4	6.6	(11)%		38.3	59.9	56%
Share-based compensation(2)	3.5	4.9	41%		13.2	12.0	(9)%
Foreign exchange (gains) losses (3)	—	4.4	N/A		-	8.3	N/A
Adjusted EBITDA	9.3	5.0	(46)%		28.4	0.1	(100)%
Reconciliation to Adjusted EBITDA Margin
Net sales	242.5	618.5	155%		667.2	1,838.9	176%
Adjusted EBITDA margin	3.9%	0.8%	(300	)BPs	4.3%	0.0%	(430	)BPs

(1)	Includes Other transaction-related, certain legal and other expenses including (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business, and (iii) other non-recurring expenses incurred in connection with the costs of closing distribution centers.

(2)	Share-based compensation includes expenses related to share-based compensation grants made to certain members of our management and Supervisory Board for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the LTI for the LuxExperience Group’s key management members as well as share-based compensation expense due to Supervisory Board Members Plan. We do not consider share-based compensation expense to be indicative of our core operating performance. This adjustment impacts sales, general and administrative expenses.

(3)	Includes foreign exchange gains and losses arising on intercompany balances. This adjustment impacts Other income (expense), net.

The following table sets forth the reconciliations of GMV to growth of GMV on a constant currency basis and of net sales to growth of net sales on a constant currency basis for the LuxExperience Group for the three months ended March 31, 2025 and 2026:

	Three Months Ended March 31,
	2025	2026	Year-over-Year Change in %
(in millions) (unaudited)
Gross Merchandise Value (GMV)	€687.3	€653.7	(4.9)%
Foreign Exchange Impact(1)	€(1.2)	€(36.9)
Gross Merchandise Value (GMV) at Constant Currency (ex-FX)	€688.5	€690.6	0.3%

Net Sales	€652.4	€618.4	(5.2)%
Foreign Exchange Impact(1)	€(1.3)	€(35.2)
Net Sales at Constant Currency (ex-FX)	€653.7	€653.6	0.0%

The following table sets forth the reconciliations of GMV to growth of GMV on a constant currency basis and of net sales to growth of net sales on a constant currency basis for Luxury | Mytheresa segment for the three months ended March 31, 2025 and 2026:

	Three Months Ended March 31,
	2025	2026	Year-over-Year Change in %
(in millions) (unaudited)
Gross Merchandise Value (GMV)	€261.3	€279.6	7.0%
Foreign Exchange Impact(1)	€(1.2)	€(12.5)
Gross Merchandise Value (GMV) at Constant Currency (ex-FX)	€262.5	€292.1	11.3%

Net Sales	€242.5	€256.0	5.6%
Foreign Exchange Impact(1)	€(1.2)	€(11.8)
Net Sales at Constant Currency (ex-FX)	€243.7	€267.8	9.9%

The following table sets forth the reconciliations of GMV to growth of GMV on a constant currency basis and of net sales to growth of net sales on a constant currency basis for Luxury | NAP & MRP segment for the three months ended March 31, 2025 and 2026:

	Three Months Ended March 31,
	2025	2026	Year-over-Year Change in %
(in millions) (unaudited)
Gross Merchandise Value (GMV)	€276.0	€243.4	(11.8)%
Foreign Exchange Impact(1)	€0.0	€(18.4)
Gross Merchandise Value (GMV) at Constant Currency (ex-FX)	€276.0	€261.8	(5.2)%

Net Sales	€262.4	€231.6	(11.7)%
Foreign Exchange Impact(1)	€0.0	€(17.5)
Net Sales at Constant Currency (ex-FX)	€262.4	€249.2	(5.1)%

The following table sets forth the reconciliations of GMV to growth of GMV on a constant currency basis and of net sales to growth of net sales on a constant currency basis for Off-Price | YOOX segment for the three months ended March 31, 2025 and 2026:

	Three Months Ended March 31,
	2025	2026	Year-over-Year Change in %
(in millions) (unaudited)
Gross Merchandise Value (GMV)	€150.0	€130.7	(12.9)%
Foreign Exchange Impact(1)	€0.0	€(6.0)
Gross Merchandise Value (GMV) at Constant Currency (ex-FX)	€150.0	€136.7	(8.9)%

Net Sales	€147.5	€130.7	(11.4)%
Foreign Exchange Impact(1)	€0.0	€(6.0)
Net Sales at Constant Currency (ex-FX)	€147.5	€136.6	(7.4)%

(1)	Foreign Exchange Impact means translating current period financial data using the average foreign exchange rates during the corresponding period in the prior fiscal year applicable to the local currency in which the transactions are denominated so as to calculate what our results would have been had exchange rates remained stable from one fiscal year to the next. These calculations do not include any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations.

LuxExperience B.V.

Unaudited Condensed Consolidated Statements of Loss and Comprehensive Loss

(Amounts in € thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
(in € thousands)	2025	2026	2025	2026
Net sales	242,508	618,469	667,194	1,838,890
Cost of sales, exclusive of depreciation and amortization	(133,976)	(337,139)	(356,443)	(998,102)
Gross profit	108,532	281,330	310,751	840,788
Shipping and payment cost	(36,613)	(102,929)	(99,671)	(290,115)
Marketing expenses	(26,525)	(59,448)	(81,594)	(171,252)
Selling, general and administrative expenses	(44,890)	(131,159)	(149,628)	(450,483)
Depreciation, amortization and impairment losses	(3,892)	(18,743)	(14,949)	(43,838)
Other income (expense), net	(2,035)	1,222	(2,916)	(8,995)
Operating loss	(5,422)	(29,727)	(38,006)	(123,896)
Finance costs	(969)	(3,411)	(4,143)	(10,240)
Finance income	-	3,370	-	6,739
Finance costs, net	(969)	(40)	(4,143)	(3,501)
Loss before income taxes	(6,391)	(29,768)	(42,149)	(127,396)
Income tax (expense) benefit	898	(1,425)	8,445	(4,352)
Net loss from continuing operations	(5,493)	(31,193)	(33,704)	(131,749)
Loss from discontinued operations net of tax	-	(4,217)	-	(9,597)
Net loss	(5,493)	(35,410)	(33,704)	(141,345)
Cash Flow Hedge	2,807	(2,121)	(371)	(6,962)
Income Taxes related to Cash Flow Hedge	(783)	592	104	1,943
Foreign currency translation	21	4,140	39	10,373
Other comprehensive income (loss)	2,044	2,611	(229)	5,354
Comprehensive loss	(3,449)	(32,799)	(33,933)	(135,991)

Basic & diluted earnings per share, € - continuing operations	(0.06)	(0.22)	(0.39)	(0.94)
Basic & diluted earnings per share, € - discontinued operations	(0.00)	(0.03)	(0.00)	(0.07)
Basic & diluted earnings per share, € - total	(0.06)	(0.25)	(0.39)	(1.01)
Weighted average ordinary shares outstanding (basic and diluted) – in millions (1)	87.4	140.3	87.3	140.0

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 14 in our quarterly report.

LuxExperience B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	June 30, 2025	March 31, 2026
Assets
Non-current assets
Intangible assets and goodwill	156,731	155,928
Property and equipment	55,901	52,002
Right-of-use assets	201,131	177,207
Deferred tax assets	1,683	1,215
Non-current financial assets	—	125,000
Other non-current assets	11,878	20,964
Total non-current assets	427,323	532,315
Current assets
Inventories	1,019,539	997,732
Trade and other receivables	96,676	46,359
Other assets	134,766	159,361
Cash and cash equivalents	603,593	311,096
Assets classified as held for sale	—	21,496
Total current assets	1,854,574	1,536,045
Total assets	2,281,897	2,068,359

Shareholders’ equity and liabilities
Subscribed capital	2	2
Capital reserve	912,039	926,357
Retained earnings	457,192	315,847
Accumulated other comprehensive income (losses)	(4,469)	885
Total shareholders’ equity	1,364,764	1,243,092

Non-current liabilities
Provisions	4,484	5,306
Lease liabilities	176,718	158,693
Deferred income tax liabilities	11	416
Other non-current liabilities	364	324
Total non-current liabilities	181,578	164,739
Current liabilities
Liabilities to banks	10,000	-
Tax liabilities	2,764	1,978
Lease liabilities	32,085	33,207
Contract liabilities	49,343	52,293
Trade and other payables	285,722	212,071
Other current liabilities	346,835	351,885
Current provisions	8,807	9,094
Total current liabilities	735,555	660,529
Total liabilities	917,133	825,268
Total shareholders’ equity and liabilities	2,281,897	2,068,359

LuxExperience B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

			Retained		Foreign
			Earnings		currency	Total
	Subscribed	Capital	(Accumulated	Hedging	translation	shareholders’
(in € thousands)	capital	reserve	deficit)	reserve	reserve	equity
Balance as of July 1, 2024	1	546,913	(112,767)	—	1,496	435,643
Net loss	—	—	(33,704)	—	—	(33,704)
Other comprehensive loss	—	—	—	(268)	39	(229)
Comprehensive loss	—	—	(33,704)	(268)	39	(33,933)
Exercise of share options	—	1,148	—	—	—	1,148
Reclassification due to cash settlement of share-based compensation	—	(66)	—	—	—	(66)
Share-based compensation	—	13,155	—	—	—	13,155
Balance as of March 31, 2025	1	561,150	(146,471)	(268)	1,535	415,948

Balance as of July 1, 2025	2	912,039	457,192	—	(4,469)	1,364,764
Net loss	—	—	(141,345)	—	—	(141,345)
Other comprehensive loss	—	—	—	(5,019)	10,373	5,354
Comprehensive loss	—	—	(141,345)	(5,019)	10,373	(135,991)
Exercise of share options	—	2,586	—	—	—	2,586
Reclassification due to cash settlement of share-based compensation	—	(222)	—	—	—	(222)
Share-based compensation	—	11,954	—	—	—	11,954
Balance as of March 31, 2026	2	926,357	315,847	(5,019)	5,904	1,243,092

LuxExperience B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

	Nine months ended March 31,
(in € thousands)	2025	2026
Net Loss	(33,704)	(141,345)
Adjustments for
Depreciation, amortization, impairment losses and asset disposals	14,949	44,090
Finance costs, net	4,143	3,501
Share-based compensation	13,155	11,954
Income tax (benefit) expense	(8,445)	4,352
Change in operating assets and liabilities
(Increase) decrease in inventories	(2,188)	6,241
(Increase) decrease in trade and other receivables	(1,964)	50,394
(Increase) decrease in other assets	3,084	(36,470)
Increase in other liabilities	20,757	345
Increase in contract liabilities	3,907	2,761
(Decrease) in trade and other payables	(15,600)	(68,126)
Income taxes (paid) received	(11,975)	459
Interest received	-	3,956
Net cash used in operating activities	(13,881)	(117,888)
Expenditure for property, equipment and intangible assets	(2,261)	(6,684)
Interest received from investments	-	1,227
Investment in fixed income securities	-	(125,000)
Net cash used in investing activities	(2,261)	(130,456)
Interest paid	(3,993)	(8,586)
Proceeds from (repayments of) borrowings	25,000	(10,000)
Lease payments	(6,882)	(29,930)
Proceeds from exercise of option awards	1,148	2,586
Cash settlement of share-based compensation	(66)	(222)
Net cash inflow (outflow) from financing activities	15,208	(46,152)
Net decrease in cash and cash equivalents	(934)	(294,496)
Cash and cash equivalents at the beginning of the period	15,107	603,593
Effects of exchange rate changes on cash and cash equivalents	68	2,000
Cash and cash equivalents at end of the period	14,240	311,096